July 10, 2024

Brandi Steege
Assistant Secretary
Sandisk Corp
951 Sandisk Drive
Milpitas, CA 95035

       Re: Sandisk Corp
           Draft Registration Statement on Form 10-12B
           Submitted June 13, 2024
           CIK No. 0002023554
Dear Brandi Steege:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B
Forward Looking Statements, page 61

1. Please note that the safe harbor for forward-looking statements provided by the Private
       Securities Litigation Reform Act of 1995 applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act
       of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the Private
       Securities Litigation Reform Act of 1995 or tell us why you believe that the safe harbor is available to you.
Notes to Unaudited Pro Forma Combined Financial Statements
Autonomous Entity Adjustments, page 87

2. Please explain why pro forma adjustment (M) is classified as an Autonomous Entity
       Adjustment rather than a Management Adjustment. In this regard, additional charges,
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Page 2

       which are "expected to be incurred in relation to the separation of the Spinco as a standalone public company" would appear to be dis-synergies. Refer to Rule 11-02(a)(7)
       of Regulation S-X.
Management Adjustments, page 88

3. Please provide us with a breakdown of your Management Adjustments by type of costs such as those related to additional headcount, infrastructure costs, etc. To the extent there are various types of costs included in each line item of your pro forma net income (loss)
       reconciliation, revise to include such costs separately and ensure that your disclosures address the material assumptions related to such adjustments. Also, revise to clarify whether the adjustment represents a synergy or dis-synergy. Refer to Rule 11-02(a)(7) of
       Regulation S-X.
Business, page 90

4. We note your disclosure that you are the "market leader in the Consumer end market and have one of largest consumer brands and franchises in the world" and that you have "one
       of the technology industry   s most valuable patent portfolios..."
Please provide support for
       these assertions and explain if your leadership and the value of you patent portfolio is based on objective criteria such as market share or revenue, or other metrics.
Operations, page 93

5. We note your disclosure here as well as in a risk factor on page 34 concerning your joint venture with Kioxia. Please expand your disclosure here to discuss the joint venture agreement in greater detail, providing all material provisions such as each party's rights and obligations, payment provisions, royalty provisions, term and termination provisions.
       To the extent you are substantially dependent on this agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Operational Update, page 100

6. Please revise to clarify what is meant by manufacturing underutilization. In this regard, include a discussion of the temporary reduction in utilization of your manufacturing capacity to an abnormally low level as indicated in Western Digital's December 20, 2023 response letter. In addition, revise your discussion of gross profit on page 103 to separately quantify the charges for manufacturing underutilization and the write-down of flash inventory.
Results of Operations
Operating Expenses, page 103

7. We note you reference several factors that impacted your various operating expenses such as headcount, professional fees, restructuring actions, etc. Where a material change is attributed to two or more factors, including any offsetting factors, revise to ensure you
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       include a quantified discussion of each factor and avoid using terms
such as    primarily
       or    substantially all    in favor of specific quantification. Refer to
Item 303(b) of
       Regulation S-X.
Non-GAAP Financial Measures and Use of Certain Terms
Free Cash Flow, page 105

8. Please explain further the adjustment for "activity related to Flash Ventures, net" in your non-GAAP free cash flow measure. Tell us, and revise to disclose, what a free cash flow measure adjusted for such amount is intending to convey and how it is useful to investors.
       Also, please revise the title of this measure as your calculation appears to differ from the standard calculation of free cash flow (i.e., cash flows from operations less capital expenditures). Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 102.07 of the
       non-GAAP C&DIs.
Notes to Combined Financial Statements Comment
Note 1. Organization and Basis of Presentation
Basis of Presentation, page F-9

9. You state that the allocation of certain general corporate expenses may not reflect the expenses that the Business would have incurred as a standalone company. Please revise to disclose management's estimate of what the expenses would have been on a standalone basis for each period presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate actual costs that would have been incurred had the Business been a standalone company during the periods presented. Also state, if true, that these costs may not be indicative of the expenses that you will incur in the future or would have incurred if you had obtained these services from an unrelated third party. Refer to SAB Topic 1.B.1. Revenue and Accounts Receivable, page F-13

10.    You state that the Business   s services revenue mainly includes
professional service
       arrangements and post contract customer support, warranty as a service and maintenance contracts. Please revise to discuss the timing of revenue recognition for each of these services, if material.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Maggie Yiin